Exhibit 14.1

CHEM RX CORPORATION

CODE OF CONDUCT AND ETHICS

(As adopted on January 11, 2008)

I.	PURPOSE

This Code of Conduct and Ethics (this “Code”) provides a general statement of the expectation of CHEM RX CORPORATION (the “Corporation”) regarding the ethical standards to which each director, officer and employee should adhere acting on behalf of the Corporation. Each director, officer and employee is expected to read and become familiar with the ethical standards described in this Code and may be required, from time to time, to affirm his or her agreement to adhere to such standards by signing the Compliance Certificate that appears at the end of this Code.

II.	ADMINISTRATION

The Corporation’s Board of Directors is responsible for setting the standards of business conduct contained in this Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Corporation, the business practices with the Corporation’s industry, the Corporation’s own business practices, and the prevailing ethical standards of the community in which the Corporation operates. While the Corporation’s Chief Executive Officer will oversee the procedures designed to implement this Code to ensure that they are operating effectively, it is the individual responsibility of each director, officer and employee of the Corporation to comply with this Code.

III.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Corporation will comply with all laws and governmental regulations that are applicable to the Corporation’s activities and expects that all directors, officers and employees acting on behalf of the Corporation will obey all laws applicable to them. Specifically, the Corporation is committed to:

(1)	Maintaining a safe and healthy work environment;
(2)	Promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex or other factors that are unrelated to the Corporation’s business interests;
(3)	Supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;
(4)	Conducting its activities in full compliance with all applicable environmental laws;
(5)	Keeping the political activities of the Corporation’s directors, officers and employees separate from the Corporation’s business;

Exhibit 14.1

(6)	Prohibiting any illegal payments to any government officials or political party of any country; and

(7)	Complying with all applicable state and federal securities and Corporationing laws and regulations.

Directors, officers and employees are prohibited from trading in the Corporation’s securities while in possession of material, nonpublic (“inside”) information about the Corporation. The Corporation’s other policy or policies prohibiting insider trading and related restrictions on trading are deemed a part of this Code.

IV.	CONFLICTS OF INTEREST, CORPORATE OPPORTUNITIES

It is inappropriate for a director, officer or employee to have an outside interest with any competitor, customer, or supplier that might in any way affect the individual’s objectivity, influence the way in which the Corporation does business, or constitute a conflict of interest. It is recognized that from time to time it may be in the Corporation’s best interest to have a director, officer or employee serve as a director or have some other relationship with a competitor, customer or supplier. Such relationships will be considered on the individual merits, and should in all cases be disclosed to the Corporation’s Chief Executive Officer or the Corporation’s Chief Operating Officer prior to their being entered into.

It is permissible for directors, officers and employees to own securities in publicly held corporations that are customers, competitors or suppliers, when such an interest is not material in terms of the total outstanding stock or securities of such a corporation, or the individual’s net worth.

Directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and the Corporation’s interests.

In particular, no officer or employee shall be a consultant to, or a director, officer or employee of, or otherwise operate an outside business:

(1)	That markets products or services in competition with the Corporation’s current or potential products and services;
(2)	That supplies products or services to the Corporation; or
(3)	That purchases products or services from the Corporation.

No director, officer or employee shall:

(1)

Seek or accept any personal loan or services from any such outside business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms or in the ordinary course of their respective businesses;

Exhibit 14.1

(2)

Be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities with the Corporation;

(3)	Accept any personal loan or guarantee of obligations from the Corporation, except to the extent such arrangements are legally permissible;
(4)	Conduct business on behalf of the Corporation with immediate family members (including spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives); or
(5)	Use the Corporation’s property, information or position for personal gain.

The appearance of a conflict of interest may exist if an immediate family member of a director, officer or employee of the Corporation is a consultant to, or a director, officer or employee of, or has a significant financial interest in, a competitor, supplier or customer of the Corporation, or otherwise does business with the Corporation. Conflicts of interest may not always be clear. If you have a question, directors and officers should consult with the Corporation’s Chief Executive Officer, and employees should consult with the Corporation’s Chief Operating Officer.

Directors and officers shall notify the Corporation’s Chief Executive Officer and non-officer employees shall notify the Corporation’s Chief Operating Officer of the existence of any actual or potential conflict of interest.

V.	CONFIDENTIALITY: PROTECTION AND PROPER USE OF ASSETS

Directors, officers and employees shall maintain the confidentiality of all information entrusted to them by the Corporation or its suppliers, customers or other business partners, except when disclosure is authorized by the Corporation or is legally required.

Confidential information includes (1) information marked “Confidential,” “Private,” “For Internal Use Only,” or with similar legends, (2) technical or scientific information relating to current and future products, services or research, (3) business or marketing plans or projections, (4) earnings and other internal financial data, (5) personnel information, (6) supply and customer lists and (7) other non-public information that, if disclosed, might be of use to the Corporation’s competitors, or harmful to the Corporation or its suppliers, customers or other business partners.

To avoid inadvertent disclosure of confidential information, directors, officers and employees shall not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends.

Directors, officers and employees are personally responsible for protecting those assets that are entrusted to them and for helping to protect the Corporation’s assets in general.

Directors, officers and employees shall use the Corporation’s assets for legitimate business purposes only.

Exhibit 14.1

VI.	FAIR DEALING

The Corporation is committed to promoting the values of honesty, integrity and fairness in the conduct of their business and sustaining a work environment that fosters mutual respect, openness and individual integrity. Directors, officers and employees are expected to deal honestly and fairly with customers, suppliers, competitors and other third parties. To this end, directors, officers and employees shall not:

(1)	Make false or misleading statements to customers, suppliers or other third parties;
(2)	Make false or misleading statements about competitors;
(3)	Solicit or accept from any person that does business with the Corporation, or offer or extend to any such person,
(a)	cash of any amount; or
(b)

gifts, gratuities, meals or entertainment that could influence or reasonably give the appearance of influencing the Corporation’s business relationship with that person or go beyond common courtesies usually associated with accepted business practice;

(4)	Solicit or accept any fee, commission or other compensation for referring customers to third-party vendors; or
(5)	Otherwise take unfair advantage of customers or suppliers, or other third parties, through manipulation, concealment, and abuse of privileged information or any other unfair-dealing practice.
VII.	ACCURATE AND TIMELY PERIODIC REPORTS

The Corporation is committed to providing investors with full, fair, accurate, timely and understandable disclosure in the periodic reports that it is required to file. To this end, the Corporation shall:

(1)	Comply with generally accepted accounting principles at all times;
(2)	Maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;
(3)	Maintain books and records that accurately and fairly reflect the Corporation’s transactions;
(4)	Prohibit the establishment of any undisclosed or unrecorded funds or assets;
(5)

Maintain a system of internal controls that will provide reasonable assurances to management that material information about the Corporation is made known to management, particularly during the periods in which periodic reports are being prepared; and

(6)	Present information in a clear and orderly manner in periodic reports.

Exhibit 14.1

VIII.	REPORTING AND EFFECT OF VIOLATIONS

Directors and officers shall report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to the Corporation’s Chief Executive Officer. Employees who are not directors or officers shall report such violations to the Corporation’s Chief Operating Officer. The Corporation will not allow any retaliation against a director, officer or employee who acts in good faith in reporting such violation.

The Corporation will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures. Directors, officers and employees who violate any laws, governmental regulations or this Code will face appropriate, case-specific disciplinary action, which may include termination.

IX. WAIVERS

The provisions of this Code may be waived for directors or executive officers only by a resolution of the Corporation’s Board of Directors, as applicable. The provisions of this Code may be waived for employees who are not directors or executive officers by the Corporation’s Chief Executive Officer. Any waiver of this Code granted to a director or executive officer will be publicly disclosed as required by the securities exchange or association on which the Corporation’s securities are listed for trading. Any change in or waiver of the Code for the Corporation’s Chief Executive Officer, Chief Financial Officer, Controller or other persons performing similar functions will be publicly disclosed as required by the Securities and Exchange Commission.